ARCIS RESOURCES CORPORATION
4320 Eagle Point Parkway, Suite A
Birmingham, AL 35242
205-453-9650

January 4, 2011
VIA EDGAR
Pamela Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Arcis Resources Corporation
Current Report on Form 8-K
Filed September 22, 2010
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 14, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed July 13, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 22, 2010
File No. 333-159577

Dear Ms. Long:

I am writing in response to your letter dated December 22, 2010.  For reference, the Staff’s comment is copied below, indented, and followed by our response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Condensed Consolidated Balance Sheets, page 2

1.
Please tell us and in future filings disclose the material terms of the arrangement which resulted in the “Liability to be settled in stock” and its relationship to the “Cash received under stock purchase agreement” reflected in your cash flow statement.

Response to Comment 1

In future filings, if the balance sheet continues to include a liability to be settled in stock, we will replace the second paragraph of Note 2 - Stockholders Equity with the following text:

During the quarter ended September 30, 2010 one investor advanced $40,000 to the Company as a non-interest-bearing loan.  The loan is repayable on demand.  The investor and the Company have an oral agreement that the loan will be converted into shares of the Company’s common stock at a rate of $2.50 per share if the Company acquires ownership of the membership interest in American Plant Services, LLC.

In addition, in order to clarify the relationship among the financial statement classifications, on the Statement of Cash Flows in future filings, we will rename “cash received under stock purchase agreement” as “loans to be settled in stock.”

Sincerely,

/s/ Kenneth A. Flatt, Jr.
Kenneth A. Flatt, Jr.
Chief Executive Officer